UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
COMMISSION FILE NUMBER: 001-33521
CUSIP NUMBER: 45668X105

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2009
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

InfoLogix, Inc.
Full Name of Registrant

Former Name if Applicable

101 E. County Line Road
Address of Principal Executive Office (Street and Number)

Hatboro, PA 19040
City, State and Zip Code

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Infologix, Inc. (the “Company”) was unable to file its Quarterly Report on Form 10-Q for the three months ended September 30, 2009 (the “Form 10-Q”) within the prescribed time period on or before November 16, 2009 without unreasonable effort or expense. The Company requires the additional time to complete the preparation of its consolidated financial statements that will be included in the Form 10-Q and for the Company’s independent accountants to complete their review of the same.

The Company is presently in negotiations with its senior lender concerning a possible restructuring of the Company’s existing credit facility.  The Company will not be able to finalize its consolidated financial statements until such negotiations are concluded.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	John A. Roberts	(215)	604-0691
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company has not yet finalized its financial statements for the quarterly period ended September 30, 2009 for the reasons set forth in Part III of this Form 12b-25. Accordingly, this information is subject to adjustment.

The Company expects to report a net loss of $1.3 million for the three months ended September 30, 2009 compared with a net loss of $2.5 million for the three months ended September 30, 2008, a decrease of $1.2 million.  Net loss decreased primarily due to reductions in selling, general and administrative expenses and higher gross margins primarily offset by higher interest costs and reduced sales resulting from customers choosing to delay consulting and professional services projects, which typically yield higher gross margins, during the current economic downturn.

The Company expects to report a net loss of $10.8 million for the nine months ended September 30, 2009 compared with a net loss of $4.1 million for the nine months ended September 30, 2008, an increase of $6.7 million.  Net loss increased primarily due to a substantial increase in interest expense and related borrowing and default fees to the Company’s senior lender, and reduced sales and, during the first six months of 2009, lower gross margins due to the economic slowdown.

Infologix, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	November 16, 2009	By:	/s/ John A. Roberts
John A. Roberts
Chief Financial Officer

INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.  This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.  One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act.  The information contained in or filed with the form will be made a matter of the public record in the Commission files.

3.  A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.  Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished.  The form shall be clearly identified as an amended notification.

5.  Electronic Filers.  This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties.  Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.